UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________________________________________________________________________________

PART I-REGISTRANT INFORMATION

Frontier Communications Corporation
Full name of Registrant

N/A
Former name if Applicable

401 Merritt 7
Address of Principal Executive Office (Street and number)

Norwalk, Connecticut, 06851
City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Frontier Communications Corporation (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”).  The Company has determined that it is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

Since January 2020, the Company has been engaged in discussions with certain holders of the Company’s unsecured notes with respect to potential deleveraging or restructuring transactions, which may include the filing of chapter 11 cases under the U.S. Bankruptcy Code to implement the transactions. These discussions have involved significant resources and have been a priority for management. The Company disclosed on March 16, 2020, that it has made the decision to defer making an interest payment on certain of its unsecured notes and enter a 60-day grace period allowed under the applicable indenture to facilitate these ongoing discussions with the Company’s bondholders. The Company cannot assure you if or when it will agree on the terms of or consummate any potential restructuring or deleveraging transactions. The Company’s financial, accounting and administrative personnel have been supporting these negotiations and have been focused on maintaining the Company’s ongoing operations and implementing operational reviews and initiatives.  These negotiations and activities involve significant resources, place increased burdens on the Company’s management and staff and occurred at the time during which year-end close procedures are normally conducted.

The Company’s preliminary unaudited results for the fiscal year ended December 31, 2019 compared to December 31, 2018 are as follows:

	Year Ended December 31,
($ in millions, except per share data)	2019	2018
Selected Financial Data:	(unaudited)
Total revenues	$8,107	$8,611
Net loss attributable to Frontier common shareholders	$(5,911)	$(750)
Basic and diluted net loss per common share	$(56.80)	$(8.37)

The Company expects to report total revenues of approximately $8,107 million for the year ended December 31, 2019 compared to total revenues of $8,611 million for the year ended December 31, 2018. For the year ended December 31, 2019, Consumer revenue was approximately $4,153 million, Commercial revenue was approximately $3,585 million, and subsidy revenue was approximately $369 million.  The Company expects to report net loss attributable to common shareholders of approximately $(5,911) million for the year ended December 31, 2019 compared to net loss attributable to common shareholders of approximately $(750) million for the year ended December 31, 2018.  For the year ended December 31, 2019, net loss was impacted by $5,725 million of goodwill impairment charges ($5,201 million net of tax) and approximately $446 million loss on the anticipated sale of operations and assets in Washington, Oregon, Idaho, and Montana. Net loss was also impacted by approximately $57 million in pension settlement expense and approximately $168 million in restructuring costs and other charges (which included $44 million of pension and other post-retirement benefit enhancements resulting from a voluntary severance program).

These figures represent the Company's preliminary estimates of certain financial results for year ended December 31, 2019, based on currently available information. The Company has not yet finalized its results for this period and its consolidated financial statements as of and for the year ended December 31, 2019 are not currently available. The Company's actual results remain subject to the completion of the year-end closing process, which includes review by management and the Company's board of directors, including the audit committee. While carrying out such procedures, the Company may identify items that require it to make adjustments to the preliminary estimates of its results set forth herein. As a result, the Company's actual results could be different from those set forth herein and the differences could be material. Additionally, the Company's estimates are forward-looking statements based solely on information available to it as of the date hereof and may differ from actual results and such differences may be material. Therefore, a reader should not place undue reliance on these preliminary estimates of the Company's results. The preliminary estimates of the Company's results included herein have been prepared by, and are the responsibility of, the Company's management. The Company's independent auditors have not audited, reviewed or compiled such preliminary estimates of the Company's results. Accordingly, KPMG LLP expresses no opinion or any other form of assurance with respect thereto. The preliminary estimates of certain financial results presented herein should not be considered a substitute for the information to be filed with the SEC in the Company's Annual Report on Form 10-K for the year ended December 31, 2019 once it becomes available.

As a result of the Company’s ongoing discussions with certain of its bondholders as described above, as of the prescribed time for filing the Form 10-K, the Company continues to finalize the Form 10-K and the Company’s independent registered public accounting firm has not yet completed its audit procedures with respect to the Company’s consolidated financial statements.  As a result of the foregoing bondholder discussions and based on currently available information as of the date of this Form 12b-25, the Company’s financial statements for the fiscal year ended December 31, 2019 may indicate that there is substantial doubt as to the Company’s ability to continue as a going concern.  Such indication of a going concern would not trigger an event of default under the Company’s credit facility or bond indentures.

While there can be no assurances, the Company is working to file its Annual Report on Form 10-K on or before the fifteenth calendar day extension provided by Rule 12b-25.

Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “expect,” “will,” “working,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Form 10-K and the results of the ongoing review. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control.  Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-K within the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission, and the possibility that the Company will not be able to reach agreement with the unsecured bondholders on a favorable debt restructuring transaction.  We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Mark D. Nielsen	203	614-5600
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐ Yes  ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Frontier Communications Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2020	By:	/s/ Mark D. Nielsen
Mark D. Nielsen
Executive Vice President, Chief Legal Officer and Chief Transaction Officer